8-50174

06005464

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2006 WASH, D.C. 209

| SEC FILE NUMBER |
|---|
| 8-50174 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Questar Capital Corporation

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

655 Fairfield Court, Suite 200
(No. and Street)

Ann Arbor (City) Michigan (State) 48108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rhonda Tudor 734-213-6000 (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

4200 Wells Fargo Center
90 South Seventh Street (Address) Minneapolis (City) Minnesota (State) 55402-3903 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 08 2006
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, John H. Gakenheimer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Questar Capital Corporation, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Operating Officer
Title

Subscribed and sworn before me, this 28th day of February, 2006 a Notary Public in and for Washtenaw County, State of Michigan.

(Signature)
NOTARY PUBLIC
My Commission expires July 7, 2008

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

# QUESTAR CAPITAL CORPORATION

Financial Statements with Supplementary Schedule
And Independent Auditors' Report
On Internal Controls

December 31, 2005

**Questar Capital Corporation**

Year ended December 31, 2005

## Contents

KPMG

**KPMG LLP**
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

# Independent Auditors' Report

Board of Directors
Questar Capital Corporation

We have audited the accompanying statement of financial condition of Questar Capital Corporation as of December 31, 2005 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Questar Capital Corporation as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 27, 2006

## Questar Capital Corporation

Statement of Financial Condition

December 31, 2005

### Assets

| | |
|---|---|
| Cash and clearing deposit | $ 3,038,756 |
| Goodwill | 18,885,290 |
| Intangible assets (net of accumulated amortization of $26,257) | 2,074,294 |
| Concessions receivable | 499,415 |
| Note receivable | 30,821 |
| Prepaid expenses | 30,538 |
| Receivable from registered representatives | 16,328 |
| Receivable from affiliate company | 15,112 |
| Investment in common stock securities | 10,554 |
| Other assets | 15,068 |
| Total assets | $ 24,616,176 |

### Liabilities and stockholder's equity

| | |
|---|---|
| Commissions payable | $ 1,112,955 |
| Deferred tax liability | 726,003 |
| Payable to affiliate company | 169,451 |
| Accounts payable | 83,365 |
| Other liabilities | 285,770 |
| Total liabilities | 2,377,544 |
| | |
| Stockholder's equity: | |
| Common stock, no par value, 1,000 shares authorized and outstanding | 113,728 |
| Additional paid-in capital | 20,250,648 |
| Accumulated other comprehensive income | 7,254 |
| Retained earnings | 1,867,002 |
| Total stockholder's equity | 22,238,632 |
| Total liabilities and stockholder's equity | $ 24,616,176 |

*See accompanying notes to financial statements.*

**Questar Capital Corporation**

Statement of Operations

Year ended December 31, 2005

| | |
|---|---|
| Revenue: | |
| Concessions | $ 29,556,929 |
| Investment advisor fees | 3,497,461 |
| Other revenue | 522,222 |
| Total revenue | 33,576,612 |
| | |
| Expenses: | |
| Commissions | 28,749,740 |
| Salaries & employee benefits | 2,383,655 |
| Office rent, utilities & maintenance | 233,523 |
| Outside consultant fees | 201,637 |
| Taxes, licenses & fees | 175,458 |
| Legal & accounting | 136,787 |
| Travel & entertainment | 119,821 |
| Recruiting & hiring | 103,278 |
| Advertising & public relations | 94,852 |
| Printing & office supplies | 90,225 |
| Information technology | 80,221 |
| Postage & telephone | 59,333 |
| Meetings & seminars | 47,814 |
| Management fees | 44,426 |
| Other expense | 43,695 |
| Equipment lease & maintenance | 37,838 |
| Intangible amortization | 26,257 |
| Computer hardware & software | 9,483 |
| Total expenses | 32,638,043 |
| | |
| Income before taxes | 938,569 |
| Income tax expense | 317,000 |
| | |
| Net income | $ 621,569 |

*See accompanying notes to financial statements.*

## Questar Capital Corporation

Statement of Changes in Stockholder's Equity

Year ended December 31, 2005

| | Common stock | Additional paid-in capital | Accumulated comprehensive income | Retained earnings | Total |
|---|---|---|---|---|---|
| Balance at December 31, 2004 | $ 113,728 | $ 0 | $ 0 | $ 1,245,433 | $ 1,359,161 |
| Capital contributions from parent | 0 | 20,250,648 | 0 | 0 | 20,250,648 |
| Unrealized gain on equity securities | 0 | 0 | 7,254 | 0 | 7,254 |
| Net income | 0 | 0 | 0 | 621,569 | 621,569 |
| Balance at December 31, 2005 | $ 113,728 | $ 20,250,648 | $ 7,254 | $ 1,867,002 | $22,238,632 |

*See accompanying notes to financial statements.*

**Questar Capital Corporation**

Statement of Cash Flows

Year ended December 31, 2005

| | | |
|---|---|---|
| **Operating activities:** | | |
| Net income | $ | 621,569 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Intangible amortization | | 26,257 |
| Increase in receivable from registered representatives | | (1,632) |
| Decrease in concessions receivable | | 38,256 |
| Decrease in note receivable | | 22,204 |
| Increase in prepaid expenses | | (30,538) |
| Increase in other assets | | 7,006 |
| Decrease in accounts payable | | (9,444) |
| Increase in commissions payable | | 167,561 |
| Decrease in other liabilities | | (428,592) |
| | | 412,647 |
| Net cash provided by operating activities | | |
| **Financing activities:** | | |
| Increase in receivable from affiliate company | | (15,112) |
| Increase in payable to affiliate company | | 165,691 |
| Accumulated other comprehensive income | | 7,254 |
| Net cash provided by financing activities | | 157,832 |
| Net increase in cash | | 570,479 |
| Cash at beginning of year | | 2,468,277 |
| Cash at end of year | $ | 3,038,756 |
| **Supplemental Data:** | | |
| **Non-cash financing activities:** | | |
| Goodwill recorded on acquisition by Parent | $ | 18,885,290 |
| Intangible assets recorded on acquisition by Parent | | 2,100,551 |
| Deferred tax liability recorded on acquisition by Parent | | (735,193) |
| Capital contribution recorded on acquisition by Parent | | (20,250,648) |

*See accompanying notes to financial statements.* 

**Questar Capital Corporation**

Notes to Financial Statements

December 31, 2005

## (1) Nature of Business and Significant Accounting Policies

### Description of the Company

Questar Capital Corporation (the Company) is a wholly-owned subsidiary of Yorktown Financial Companies, Inc. (the Parent). During 2005, the Parent was purchased by and became a wholly owned subsidiary of Allianz Life Insurance Company of North America (Allianz Life). See further discussion in note 2. Allianz Life is a wholly owned subsidiary of Allianz of America, Inc. (AZOA), a wholly owned subsidiary of Allianz Aktiengesellschaft Holding, a Federal Republic of Germany company.

The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and operates as a retail broker-dealer. The Company distributes a full range of securities products, including non-proprietary mutual funds and variable life insurance and annuity contracts, and processes general securities transactions through a clearing arrangement with Pershing, LLC. The Company is a registered investment advisor under the Investment Advisors Act of 1940, as amended. The Company's results of operations may not be indicative of the results that might have been obtained had it operated independently of the Parent and Allianz Life.

The following is a summary of significant accounting policies followed by the Company:

### Securities transactions

The Company's primary source of revenue is concessions it receives on sales of mutual funds, variable annuities and variable life products. The primary expense of the Company is the corresponding commissions paid to registered representatives for these sales. Concessions and related commission expense are recorded on a trade date basis. The clearing and depositing operations were provided by Pershing, LLC.

### Cash and clearing deposit

Cash represents amounts held in depository institutions. The Company is required to maintain deposit accounts with clearing organizations and others, to assure the performance of the obligations of the Company under the terms of its agreements. Minimum required balances in deposit accounts with clearing organizations amounted to $55,000 at December 31, 2005.

### Goodwill

Goodwill is the excess of the amount paid to acquire a company over the fair value of its tangible net assets, identifiable intangible assets, and valuation adjustments, if any. The value of goodwill is monitored at least annually based on estimates of future earnings. If estimated future earnings are less than the carrying amount of the related asset, the carrying value of the asset may not be recoverable an impairment test is performed. If impairment is indicated, the carrying value will be reduced to its fair value with a corresponding charge to earnings.

**Intangible asset**

Intangible assets are recognized apart from goodwill when it arises from contractual or legal rights or it is capable of being separated and valued then sold, transferred, licensed, rented or exchanged. The Company determines the useful life and amortization period for each intangible asset identified; an intangible asset with a determinable life is amortized over that period, while an intangible asset with an indefinite useful life is not amortized.

During 2005, the Company recognized intangible assets of $2,100,551 as a result of the purchase of the Parent. See further discussion in note 2. A portion of the intangible assets relates to the trade name and service mark of the broker-dealer and has an indefinite useful life. Therefore, the trade name is not being amortized, but will be subject to periodic impairment testing at future periods. The remaining intangible asset is related to non-compete and transition agreements and is being amortized over five years using the straight-line method. Amortization expense of $26,257 was recorded in 2005 and is included in Intangible Amortization on the Statement of Operations.

**Investment in common stock securities**

Investments in common stock securities are valued at market as determined by published quotations. Unrealized gains and losses are credited or charged directly to stockholder's equity as a component of accumulated other comprehensive income.

**Federal income taxes**

Prior to purchase by the Parent, income taxes were provided at the applicable rates. Subsequent to the purchase by the Parent income taxes are as follows:

The Company provides for federal income taxes based on amounts the Company believes it ultimately will owe. Inherent in the provision for federal income taxes are estimates regarding the deductibility of certain items and the realization of certain tax credits. In the event the ultimate deductibility of certain items or the realization of certain tax credits differs from estimates, the Company may be required to significantly change the provision for federal income taxes recorded in the consolidated financial statements. Any such change could significantly affect the amounts reported in the consolidated statements of income. Management has used best estimates to establish reserves based on current facts and circumstances regarding tax exposure items where the ultimate deductibility is open to interpretation. Quarterly, management evaluates the appropriateness of such reserves based on any new developments specific to their fact patterns. Information considered includes results of completed tax examinations, Technical Advice Memorandums and other rulings issued by the Internal Revenue Service (IRS) or the tax courts.

The Company utilizes the asset and liability method of accounting for income tax. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. Valuation allowances are established when it is determined that it is more likely than not that the deferred tax asset will not be fully realized.

The Company will be included in the consolidated federal income tax return with AZOA and all of its wholly owned subsidiaries. The consolidated tax allocation agreement stipulates that each company participating in the return will bear its share of the tax liability pursuant to United States Treasury Department regulations. The Company generally will be paid for the tax benefit on their losses and any other tax attributes to the extent they could have obtained a benefit against their post-1990 separate return taxable income or tax.

**Use of estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial
statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**(2) Purchase by Parent**

In November 2005, the Company's Parent was purchased by Allianz Life and recorded using the purchase method of accounting. The Company recorded goodwill of $18,885,290, intangible assets of $2,100,551 and a deferred tax liability of $735,193 on the Statement of Financial Condition, as well as the related additional paid-in capital. The components of intangible assets at acquisition are summarized as follows:

| | | Amount | Useful Life |
|---|---|---|---|
| Tradename | $ | 1,050,276 | Indefinite |
| Non-compete and transition agreements | | 1,050,276 | 5 years |
| Total Intangible Assets, at acquisition | $ | 2,100,551 | |

The carrying value of the remainder of the Company's assets was deemed to approximate fair value.

## (3) Transactions with Related Parties

In 2005, the Company's Parent was purchased by Allianz Life. See note 2 for further information.

The Company is managed by Yorktown Financial Services, Inc., a related company through common control and ownership. The Company is required to pay management fees (determined periodically) to Yorktown Financial Services, Inc. for various operating expenses. Management fees charged reflect the actual costs of these services; however, Yorktown Financial Services, Inc. is in a position to and could influence the operating results of the Company. During the year ended December 31, 2005, the Company incurred management fees of $248,091.

Questar Asset Management, Inc., which began operations during 2005, is a related company through common control and ownership. The Company pays various operating expenses on behalf of Questar Asset Management, Inc., which are then charged to Questar Asset Management, Inc., on a periodic basis. Management fees charged reflect the actual costs of these services; however, Questar Asset Management, Inc. is in a position to and could influence the operating results of the Company. During the year ended December 31, 2005, the Company recognized management fees of $203,665.

## (4) Financial Instruments with Off-balance-sheet Risk

In the ordinary course of business, the Company's securities activities involve execution, settlement, and financing of various securities transactions as agent. These activities may expose the Company to credit and market risks in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill contractual obligations. Such risks may be increased by volatile trading markets. The Company clears all transactions for its customers on a fully disclosed basis with a clearing firm that carries all customer accounts and maintains related records. Nonetheless, the Company is liable to the clearing firm for the transactions of its customers. These activities may expose the Company to off-balance-sheet risk in the event a counterparty is unable to fulfill its contractual obligations.

## (5) Net Capital

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), and is required to maintain minimum net capital of $158,503. At December 31, 2005, the Company had net capital of $1,058,199, which was $899,696 in excess of the minimum required. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was 2.25:1 at December 31, 2005.

## (6) Rule 15c3-3 Exemption

The Company is exempt from Rule 15c3-3 under subsection (k). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

## (7) Income Taxes

The income tax expense reflected in the accompanying Statement of Operations is as follows:

| | | 2005 |
|---|---|---|
| Current tax expense | $ | 326,190 |
| Deferred tax benefit | | (9,190) |
| Income tax expense as reported | $ | 317,000 |

The income tax expense computed at the statutory rate of 35% varies from the tax benefit reported in the Statement of Operations as follows:

| | | 2005 |
|---|---|---|
| Income tax expense computed at the statutory rate | $ | 328,499 |
| Other | | (11,499) |
| Income tax expense as reported | $ | 317,000 |

Tax effects of temporary differences giving rise to the deferred tax liability at December 31, 2005 were $726,003 and is entirely related to the intangible asset.

## (8) Commitments and Contingencies

The Company is currently a defendant in various litigation generally incidental to its business. Although it is difficult to predict the outcome of these cases, management believes, based on discussions with counsel, that any ultimate liability will not materially affect the financial position or results of operations of the Company.

**Questar Capital Corporation**

Computation of Net Capital and Aggregate Indebtedness
Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2005

| | | |
|---|---|---|
| **Net Capital** | | |
| Stockholder's equity | $ | 22,238,632 |
| Less nonallowable assets | | 21,078,307 |
| Current capital | | 1,160,325 |
| Less 'excess fidelity bond deductible' | | 55,153 |
| Less 'deficit balances at clearing firm' | | 4,527 |
| Less haircuts | | 42,446 |
| Net capital | | 1,058,199 |
| Less required capital | | |
| (the greater of $50,000 or 6 2/3% of aggregate indebtedness) | | 158,503 |
| Excess net capital | $ | 899,696 |
| Aggregate indebtedness | $ | 2,377,544 |
| Ratio of aggregate indebtedness to net capital | | 2.25:1 |

There were no material differences in the computation of net capital or aggregate indebtedness between the amounts included in Part II of Form X-17 A-5 (as amended on February 27, 2006) and the above audited computation.

*See accompanying independent auditors' report.* 

KPMG

**KPMG LLP**
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

## Independent Auditors' Report on Internal Controls Required by SEC Rule 17a-5

The Board of Directors
Questar Capital Corporation

In planning and performing our audit of the financial statements and supplemental schedule of Questar Capital Corporation (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal controls.

Also, as required by Rule 17a 5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a 5(g) in making the periodic computations of net capital under Rule 17a 3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve Systems

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a 5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2006